02045616

United States Securities and Exchange Commission

Washington, D.C.

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

Commission File Number 1-13508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.
One Commerce Street
Post Office Box 1108
Montgomery, Alabama 36101
(334) 240-5000

The Colonial BancGroup 401(k) Plan

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2001

The Colonial BancGroup 401(k) Plan
Table of Contents

Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

Report of Independent Accountants

To the Participants and Administrative Committee of
The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Colonial BancGroup 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 14, 2002

The Colonial BancGroup 401(k) Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Investments at market value	$ 45,934,640	$ 39,726,118
Cash, noninterest-bearing	231,213	202,678
Contributions receivable:		
Employees	182,029	182,564
Employers	66,316	70,875
	$ 46,414,198	$ 40,182,235

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions:	
Cash dividends and interest income	$ 1,402,370
Contributions:	
Employee contributions	5,181,256
Employer contributions	1,678,753
Rollover proceeds	668,025
Net appreciation in plan assets	3,532,325
	12,462,729
Deductions:	
Withdrawals	6,230,766
Net increase	6,231,963
Net assets available for plan benefits:	
Beginning of year	40,182,235
End of year	$ 46,414,198

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The Colonial BancGroup 401(k) Plan (the Plan) is a salary reduction profit sharing plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively "BancGroup") to provide benefits to their employees. The Charles Schwab Trust Company (Charles Schwab) serves as the Plan's trustee.

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

Eligibility and Participation - Each employee of BancGroup who works at least 20 hours per week, shall be eligible to become a participant at the beginning of the quarter following his first complete year of employment.

Employee Contributions - Under the Plan, the amount of salary reduction for any plan year shall be no less than one percent (1%) of the participant's compensation for such plan year nor greater than twenty-two percent (22%) of the participant's compensation for such plan year. The amount of the salary reduction will be remitted by BancGroup to the Plan's trust at the end of each pay period.

Participants direct the investment of both their contributions and BancGroup's into various investment options offered by the Plan. The Plan currently offers seven mutual funds and Employer common stock as investment options for participants.

Employer Contributions - For each participant who made a contribution during the Plan year, the employer shall also make a matching contribution equal to fifty percent (50%) of the participant's basic salary reduction contribution, limited to a maximum employer match of three percent (3%) of the participant's compensation.

Also, BancGroup may contribute to the Plan for each plan year a discretionary contribution, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the board of directors of BancGroup. No discretionary contributions were made during the year ended December 31, 2001.

Forfeitures - The non-vested portion of a terminated employee's account balance shall be forfeited and used to reduce BancGroup's employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he incurs a five-year break in service. The amounts used to reduce employer contributions for the year ended December 31, 2001 was $363,116.

Termination of Plan - While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its board of directors. Upon such termination of the Plan, the interest of each participant will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the Tax Code.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed 5 years. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of the Colonial BancGroup prime rate plus 1%. During the year ended December 31, 2001, the interest rate on these loans ranged from 6.0% to 10.5%.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

2. Benefits

Termination of Employment - Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of his benefits is not greater than $5,000, the distribution shall be in a lump sum payment, or (2) if the value of his benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after his termination date, but not later than age 65.

Disability - A participant that incurs a disability will become fully vested in his matching account and profit sharing account regardless of his age and years of service. He may receive his vested account balances, in the form of a lump-sum payment, as of any valuation date on or after his termination date, but no later than age 65.

Death - In the event of a participants death, his account balances will become fully vested and will be immediately payable, in the form of a lump-sum payment, to his surviving spouse or properly designated non-spouse beneficiary.

Vesting - A participant's interest in his Salary Reduction Account shall at all times be fully vested and nonforfeitable. A participant's interest in his employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: his death, disability, or attainment of his normal retirement date while in the service of BancGroup, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, his vested interest in his employer contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service:	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

3. Summary of Significant Accounting Policies

General - The Plan is on the accrual method of accounting and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Valuation of Investments - Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market are valued at the latest bid price from published sources (see Note 4). The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments. Purchases and sales of securities are reflected as of the settlement date. Gain or loss on sales of securities is determined using the average cost of securities sold.

The Plan generally does not hold investments for trading purposes.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

4. Investments

Investment information as of December 31, 2001 and 2000, and for the year ended December 31, 2001, is as follows:

Name and Title of Issuer	2001	2000
The Colonial BancGroup, Inc. Common Stock	$ 18,940,482 *	$ 15,260,829 *
American AAdvantage International Equity Fund	733,459	722,059
American Century Income & Growth Fund	6,240,734 *	6,581,658 *
Charles Schwab Institutional Advantage Money Fund	3,119,151 *	3,172,286 *
Dodge & Cox Balanced Fund	7,160,330 *	5,755,336 *
Dreyfus Appreciation Fund	3,370,154 *	2,782,203 *
Manager's Special Equity Fund	3,805,066 *	3,380,460 *
PIMCO Total Return Fund	1,581,235	1,251,535 *
Participant loans	984,029	819,752
	$ 45,934,640	$ 39,726,118
Cash dividends and interest income	$ 1,402,370	$ 2,565,626
Net appreciation in the market value of investments	$ 3,532,325	$ 1,078,927

* Represents 5% or more of the Plan's net assets at December 31, 2001 and 2000, respectively.

The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in value of $3,532,325 during the year ended December 31, 2001, as follows:

Mutual funds	$ (1,044,505)
Common stock	4,576,830
	$ 3,532,325

5. Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $285,000 for the year ended 2001.

For the year ended December 31, 2001, the Plan recognized dividend income of approximately $663,000 on its investment in common stock of The Colonial BancGroup, Inc.

For investment purposes, the Plan purchased $2,199,054 and $2,975,979, and liquidated $2,192,200 and $990,934 of The Colonial BancGroup, Inc. common stock for the years ended December 31, 2001 and 2000, respectively.

Supplemental Schedules

The Colonial BancGroup 401(k) Plan
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

a.	b. Identity of Issuer, Borrower Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	e. Current Value
*	The Colonial BancGroup, Inc.	1,344,250 shares, common stock	$ 18,940,482
	American Century	228,122.525 shares, American Century Income and Growth Fund, Mutual Fund	6,240,734
*	Charles Schwab	3,119,151 shares, Charles Schwab Institutional Advantage Money Fund, Money Market Fund	3,119,151
	Dodge & Cox	109,451.697 shares, Dodge & Cox Balanced Fund, Mutual Fund	7,160,330
	Dreyfus	88,641.613 shares, Dreyfus Appreciation Fund, Mutual Fund	3,370,154
	American AAdvantage	51,798.095 shares, American AAdvantage International Equity Fund	733,459
*	Charles Schwab	53,896.134 shares, Manager's Special Equity Fund, Mutual Fund	3,805,066
	PIMCO	151,169.796 shares, PIMCO Total Return Fund, Mutual Fund	1,581,235
	Participant Loans	Various interest rates and maturities	984,029
			$ 45,934,640

* Denotes a party-in-interest.

See Report of Independent Accountants.

The Colonial BancGroup 401(k) Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 2001

I. Single transactions exceeding 5% of assets.

NONE

II. Series of transactions involving property other than securities.

NONE

III. Series of transactions of same issue exceeding 5% of assets.

NONE

IV. Transactions in conjunction with same person involved in reportable single transactions.

NONE

See Report of Independent Accountants.

No schedule of reportable transactions would be prepared, as all investments are participant-directed. Only nonparticipant-directed transactions are required to be reported.

See Report of Independent Accountants.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Colonial BancGroup 401(k) Plan

Date: June 27, 2002

Robert J. Crowe
Administrator

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in this registration statement of our report dated June 14, 2002 on our audits of the financial statements of The Colonial BancGroup 401(k) Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001, which report is included in The Colonial BancGroup, Inc. Form 11-K.

PricewaterhouseCoopers LLP

Montgomery, Alabama
June 27, 2002